UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of and for the years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Group, Inc. Alternate 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2007 and 2006, and the changes therein (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 25, 2008

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2007	2006
Assets
Dividends receivable	$526	$263
Investments	3,367,415	3,642,305

Net assets available for benefits	$3,367,941	$3,642,568

See accompanying notes.

PMI Alternate 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year ended December 31,
	2007	2006
Additions
Appreciation and investment income:
Net appreciation of investments	$48,633	$283,915
Interest and dividends	154,401	123,436

Total appreciation and investment income	203,034	407,351
Contributions:
Participants	265,321	244,011
Rollovers	—	25,383

Total contributions	265,321	269,394

Total additions	468,355	676,745
Deductions
Benefits paid directly to participants	742,982	959,626

Total deductions	742,982	959,626

Net decrease	(274,627)	(282,881)
Net assets available for benefits:
Beginning of year	3,642,568	3,925,449

End of year	$3,367,941	$3,642,568

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company) and its subsidiaries, other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Bank & Trust Co., FSB.

Employees at least 18 years of age are eligible to participate in the Plan on the first business day of the next payroll period after their date of hire.

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs) are limited to pretax contributions equal to 17% of eligible compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after-tax compensation to the Plan and HCEs may defer up to 17% of their after-tax compensation. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pretax “catch up” contributions subject to annual Code limits. The Company does not match employee contributions.

Beginning July 1, 2008, the Plan will permit after-tax contributions by participants in a Roth 401(k) feature of the Plan.

Upon enrollment, participants may direct the investment of their contributions from among investment options made available by the Company. Participants may change their investment elections at any time during the year.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant has an individual account, which is credited with the participant’s contributions and earnings and losses based upon the participant’s investment elections, including an allocation of any administrative expenses not borne by the Company. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in the contributions to their Plan accounts plus actual earnings thereon.

Participant Withdrawals

Upon termination of employment, death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance, or in certain circumstances, installments or other forms of benefit. In-service withdrawals may be available upon hardship or upon attainment of age 59 1/2 in accordance with the Plan’s provisions. At age 70- 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

Participant withdrawals were $742,982 and $959,626 in 2007 and 2006, respectively. In-kind distributions included in these withdrawals in 2007 and 2006 were $22,300 and $2,859, respectively. The decrease in participant withdrawals was primarily due to lower value lump-sum distributions paid to participants terminated from the Plan.

Participant Loans

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years, unless the loan is used for the purchase of the participant’s residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to the participant’s account when received.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, investment income, including net realized and unrealized appreciation in fair value of investments, is recognized in the period incurred on the statement of changes in net assets available for benefits (modified cash basis), contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on the quoted redemption values on the last business day of the plan year. The quoted redemption value of the Merrill Lynch Retirement Preservation Trust is based on contract value, which is the value participants will receive and approximates fair value. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. The PMI Group, Inc. common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a settlement-date basis. Interest income and dividends are accrued in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan was restated effective January 1, 2003, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (“Prototype Plan”). The Merrill Lynch Prototype Plan received an opinion letter from the Internal Revenue Service dated June 4, 2002, stating that the Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

At December 31, 2007, there were 19 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2007 and 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

	2007	2006
Registered investment companies	$119,131	$177,594
Common collective trust funds	47,526	81,955
Common stock	(118,024)	24,366

Total	$48,633	$283,915

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2007	2006
Merrill Lynch Retirement Reserves Fund	$506,286	$524,044
Merrill Lynch Equity Index Trust Fund	421,895	477,548
Davis New York Venture Fund	386,409	420,355
Thornburg International Value Fund	282,501	215,800
Oppenheimer Dev Markets Fund	257,917	219,562
Blackrock Fundamental Growth Fund	249,358	229,178
PIMCO Total Return Fund	237,703	234,076
Merrill Lynch Mid Cap Index Trust Fund	223,213	273,330
BGI LifePath 2020 Fund	199,802	217,565
The PMI Group, Inc. Common Stock	*	193,020

*	Fair value of investments do not exceed 5% of the Plan’s net assets for the year indicated.

5. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2007, the Plan made purchases of $18,225 and sales of $56,324 of the Company’s common stock. During 2006, the Plan made purchases of $20,219 and sales of $25,411 of the Company’s common stock. Dividends received from the Company’s common stock were $789 and $938 for 2007 and 2006, respectively. Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Bank & Trust Co., FSB.

6. Reconciliation of Financial Statements to Form 5500

The difference of $4,032 in net assets available for benefits on the Form 5500 and the financial statements as of December 31, 2007 is attributable to certain investment contracts which are valued at fair value on the Form 5500 and contract value on the financial statements, as well as a payable balance reported on the Form 5500 but not reflected on the financial statements. The Merrill Lynch Retirement Preservation Trust is reported at contract value in the amount of $132,572 on the financial statements and fair value in the amount of $131,379 on the Form 5500 for a difference of $1,193.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Reconciliation of Financial Statements to Form 5500 (continued)

The payable reported on the Form 5500 in the amount of $2,839 reflects participant withdrawals to be disbursed subsequent to the statement date.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value pursuant to accounting principles generally accepted in the United States (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not the expect the adoption of SFAS No. 157 to materially impact the financial statements.

In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP did not have an impact on the financial statements as the contract values approximate estimated fair value.

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	BGI Lifepath 2010 Fund	2,949.1628 shares	$38,899
	BGI Lifepath 2020 Fund	11,776.8725 shares	199,802
	BGI Lifepath 2030 Fund	2,535.6789 shares	41,053
	BGI Lifepath 2040 Fund	1,096.7306 shares	22,286
	BGI Lifepath Retirement Portfolio Income Fund	443.2915 shares	5,080
	Blackrock Fundamental Growth Fund	10,407.2468 shares	249,358
	Blackrock Mid Cap Value Opp Fund	7,247.5513 shares	114,150
	Blackrock Small Cap Index Fund	3,812.8568 shares	52,579
	Davis New York Venture Fund	9,552.7475 shares	386,409
	Munder Mid Cap Core Growth Fund A	2,765.9474 shares	83,974
	Oppenheimer Dev Markets Fund	5,306.9439 shares	257,917
	PIMCO Total Return Fund	22,236.0079 shares	237,703
	Thornburg International Value Fund	8,335.8314 shares	282,501
	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	1,260.4327 units	43,094
*	Merrill Lynch Equity Index Trust Fund	3,730.2844 units	421,895
*	Merrill Lynch Mid Cap Index Trust Fund	12,632.3221 units	223,213
*	Merrill Lynch Retirement Preservation Trust Fund	132,572.3500 units	132,572
	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	506,286.4800 units	506,286
	Common stock:
*	The PMI Group, Inc. Common Stock	2,692.0000 shares	35,750
	Participant loans:
*	Participant loans	Interest rates of 5.00%-8.75% maturing through 2010	30,055
	Cash		2,839

	Total investments		$3,367,415

*	Indicates a party-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PMI Alternate 401(k) Plan

By	/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 27, 2008

THE PMI GROUP, INC. ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number:	Description
23	Consent of Ernst & Young LLP, independent registered public accounting firm.